[Wachtell, Lipton, Rosen & Katz]

June 13, 2007

VIA FEDEX AND EDGAR Jason Wynn, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Re:	Virginia Holdco, Inc.
Registration Statement on Form S-4
Filed April 12, 2007
File No. 333-142060

Vulcan Materials Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 26, 2007
File No. 01-04033

Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Filed May 1, 2007
File No. 01-04033

Dear Mr. Wynn:

     Set forth below are responses of Vulcan Materials Company (“Vulcan”) and Florida Rock Industries, Inc. (“Florida Rock”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated May 11, 2007 regarding Virginia Holdco, Inc.’s

Jason Wynn, Esq. June 13, 2007 Page 2

Registration Statement on Form S-4 (the “Registration Statement”), Vulcan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”), and Vulcan’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 (the “Form 10-Q”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement, and we have enclosed six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on April 12, 2007.

     The Staff’s comments, indicated in bold, are followed by responses on behalf of Vulcan and Florida Rock (with respect to the Registration Statement) and by responses on behalf of Vulcan (with respect to the Form 10-K and the Form 10-Q).

Form S-4

1.	Please provide audited financial statements of the registrant, Virginia Holdco, Inc., to fulfill the financial statement requirements of the registrant. Refer to Rule 3-01(a) of Regulation S-X.

     We respectfully advise the Staff that audited financial statements should not be required for Virginia Holdco, Inc. (“Holdco”). Holdco, a wholly owned subsidiary of Vulcan, was formed on February 14, 2007 solely in contemplation of Vulcan’s acquisition of Florida Rock and has never carried on any business. Holdco’s assets consist solely of $1.00 in cash, paid by Vulcan in subscription for all of Holdco’s shares. Accordingly, while pro forma financial statements have been provided for Holdco in the Registration Statement, audited financial statements have only been provided for Vulcan, the acquiror.

2.	Provide a more detailed description of the merger background. For instance, identify each meeting that occurred and the participants, the topic discussed, and a description as to the substance of those discussions of that meeting. Also, please:

	•	specify the details of any proposals made by other potential merger parties and why they were unfavorable,

	•	provide a brief description of the types of “questions” asked during meetings or discussions with any financial advisors,

	•	clarify the nature of any material, non-public information provided to third parties during these negotiations and provide us with copies of such,

	•	Avoid stating “among other things” when describing what was discussed at a particular meeting, and focus on disclosing all material topics.

The above examples and additional comments which follow on specific meetings should not be viewed as exhaustive on this matter.

     In response to the Staff’s comment, we have revised the description of the background of the mergers. Please see pages 25-31 of the Registration Statement.

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3.	Describe in necessary detail in the background of the merger section any and all prior affiliations among Florida Rock or its affiliates and Vulcan or its affiliates, including officers, directors and five percent shareholders. See Items l005(b) and 1011(a)(1) of Regulation M-A. We may have additional comments.

     In response to the Staff’s comment, we have revised the description of the background of the mergers. Please see page 25 of the Registration Statement.

4.	If referred to in the proxy statement / prospectus, please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards received from any third party. Please provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. As appropriate, rather than summarizing each report, you may indicate that there were no material differences between the oral and written versions of a fairness opinion, for example.

     We note that the opinion of Lazard Freres & Co. LLC (“Lazard”), Florida Rock’s financial advisor, was included as Annex D to the Registration Statement, and discussed on pages 34-42 of the Registration Statement. In response to the Staff’s comment 12, legal counsel for Lazard will provide under separate cover and on a confidential and supplemental basis the board books and other materials Lazard provided to Florida Rock in connection with Lazard’s analysis of the proposed transaction.

     In addition, in response to the Staff’s comment, the disclosure on page 27 of the Registration Statement has been revised to clarify that analyses of a number of properties owned by Florida Rock were provided to Vulcan in connection with the proposed transaction. The analyses, which were principally compiled by Florida Rock management, estimated the value of the properties based on future development that could occur after the properties are no longer being mined for aggregates or otherwise used in business operations. As part of its analyses, Florida Rock obtained from third party real estate appraisal firms and provided to Vulcan (1) letters confirming that Florida Rock’s analyses for certain of the properties were reasonably prepared and (2) preliminary estimates of value for properties not covered by Florida Rock’s analyses.

     We do not believe that the letters and preliminary estimates of value from the third party real estate appraisal firms are material to Florida Rock shareholders and therefore no additional disclosure is required under Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. In particular, this information would not provide Florida Rock shareholders (1) a reasonable means to assess the adequacy of the consideration being offered in connection with the proposed transaction (because the consideration offered by Vulcan was not based on real estate development valuations and the letters and preliminary estimates were not used by the parties in determining the consideration that would be offered to Florida Rock shareholders in the proposed transaction) or (2) with any opinion, analysis or conclusion as to the fairness of the proposed transaction or the consideration offered. Moreover, no additional disclosure is required because we do not refer to third party letters and preliminary estimates

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of value in the Registration Statement, which is a prerequisite for disclosure under Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

5.	We note that over the past several years, representatives of Florida Rock and Vulcan informally discussed a number of potential transactions between the two companies, including the possibility of a business combination. Please provide further details regarding these discussions. For instance, briefly describe the types of transactions considered and why they were rejected. Also, discuss how the representatives of Florida Rock and Vulcan first became aware of each other.

Further, in this regard, describe the potential transactions for which Goldman Sachs & Co. provided pro-forma analyses to Vulcan’s management in late October 2006.

     In response to the Staff’s comment, additional disclosure has been made. Please see page 25 of the Registration Statement.

6.	Briefly discuss here the more significant assumptions and limitations set forth in Lazard’s fairness opinion and provide a cross-reference to where a more detailed discussion may be found.

     In response to the Staff’s comment, additional disclosure has been made. Please see page 31 of the Registration Statement.

7.	Further discuss the substance and timing of all material offers and counteroffers during the course of the negotiations with Forest. For example, address the negotiation of the following items:

	•	the type and amount of merger consideration;

	•	the transaction structure;

	•	the deal protection provisions;

	•	the ancillary shareholder and voting agreements;

	•	the exchange ratio; and

	•	the final percentage each company’s stockholders would own post-merger.

     In response to the Staff’s comment, additional disclosure has been made. Please see pages 26-31 of the Registration Statement.

8.	Summarize in the proxy statement / prospectus all material non-public information, including projections and potential synergies, exchanged among and relied upon by the parties. Also provide us with copies of the materials exchanged.

     The material financial projections prepared by Florida Rock and furnished to Vulcan are included in the Registration Statement under “Certain Florida Rock Financial Projections” beginning on page 42. In response to the Staff’s comment for projections, legal counsel for Florida Rock will provide the Florida Rock financial projections exchanged among the parties under separate cover and legal counsel for Vulcan will provide the Vulcan financial projections exchanged among the parties under separate cover, in each case on a confidential and supplemental basis pursuant to Rule 12b-4 under the

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Exchange Act and Rule 418 under the Securities Act. In accordance with Rule 12b-4 and Rule 418, legal counsel for Florida Rock and Vulcan, respectively will request that these materials be returned promptly following completion of the Staff’s review thereof. By separate letters, legal counsel for Florida Rock and Vulcan also will request confidential treatment of the respective materials pursuant to the provisions of 17 C.F.R. §200.83. We respectfully submit that the financial projections prepared by Vulcan are not material, and accordingly such projections have not been summarized in the Registration Statement.

     In response to the Staff’s comment with respect to potential synergies, additional disclosure has been made. Please see page 27 of the Registration Statement.

     In response to the Staff’s comment for copies of any other non-public information exchanged among and relied upon by the parties, we note that, as is customarily a part of the due diligence process in a transaction such as the proposed transaction, Vulcan and Florida Rock allowed each other, and each other’s respective representatives, access to data rooms containing non-public information and exchanged other non-public information that concerned Vulcan and Florida Rock, respectively, and their respective operations. Vulcan and Florida Rock have not supplementally provided the Staff with this additional non-public information because of the large volume of such materials.

     We also note that in response to the Staff’s comment 12, legal counsel for Lazard will provide under separate cover and on a confidential and supplemental basis the board books and other materials Lazard provided to Florida Rock in connection with Lazard’s analysis of the proposed transaction.

9.	If the Board considered implementing any procedural or other safeguards due to the stock ownership and potential conflicts of Mr. Baker and others, describe why the Board decided against implementing them. For example, if the Board decided against forming a special committee of independent directors, briefly explain why.

     In response to the Staff’s comment, additional disclosure has been made. Please see pages 28-29 of the Registration Statement.

10.	Disclose the estimated aggregate compensation the advisor will receive in connection with the current transaction, and disclose how much is contingent on the merger. Similarly, provide detailed disclosure, including quantification, relating to any past or future contemplated material relationships between the advisor and either party. Refer to Item 1015(b)(4) of Regulation M-A.

     In response to the Staff’s comment, additional disclosure has been made. Please see page 42 of the Registration Statement.

11.	Please include a comprehensive table at the beginning of the financial advisor’s opinion section that compares the instant transaction values -- multiples, percentages, per share or dollar values -- with the range developed by each material valuation methodology employed by Lazard in reaching its fairness conclusion.

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     Lazard has informed Florida Rock and Vulcan that it respectfully believes that it is important that readers consider the valuation ranges together with the narrative description of the valuation analysis. This description contains an important discussion of the methods used and assumptions made in performing the analysis. Accordingly, a summary table of the transaction values without the full narrative description contained in the section could create a misleading or incomplete view of Lazard’s financial analysis.

12.	Please provide us with a copy of the engagement letter, as well as the board books and any materials the advisor provided to Florida Rock.

     In response to the Staff’s comment, legal counsel for Lazard is providing a copy of Lazard’s engagement letter and the board books and other materials Lazard provided to Florida Rock in connection with Lazard’s analysis of the proposed transaction on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with Rule 12b-4 and Rule 418, legal counsel for Lazard will request that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, legal counsel for Lazard also will request confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

13.	We note that you refer the reader to the full text of Lazard’s written opinion for, among other things, the procedures followed and limitations on the review undertaken. Item 1015(b)(6) of Regulation M-A sets forth the minimum requirements for the summary, including a discussion of the procedures followed and any limitations on the scope of the review undertaken. Therefore, it is inappropriate to refer the reader to the text of the opinion for any of the required items. Please revise accordingly.

     In response to the Staff’s comment, the disclosure has been revised. Please see page 35 of the Registration Statement.

14.	Disclose whether Florida Rock will obtain an updated fairness opinion in the event that any of the material assumptions are no longer accurate. For example, with regard to forecasts, there likely will be additional historical financial information available prior to the time the Form S-4 is declared effective.

     As discussed in “Certain Florida Rock Financial Projections” beginning on page 42 of the Registration Statement, the Florida Rock financial projections were prepared at the request of Vulcan in the context of the proposed transaction.

     We supplementally advise the Staff that to the extent any facts with respect to the proposed transaction or any financial information with respect to Florida Rock or Vulcan change materially, the Florida Rock board of directors would evaluate the changes, including the need to obtain updated advice from its financial and legal advisors, including an updated fairness opinion, consistent with the exercise of the board’s fiduciary duties.

15.	Please explain in more detail how the comparable companies used in the Florida Rock analysis were chosen. For example, it appears that “diversified companies” and “cement companies” are two different types of company, since the latter is in a specific business and

Jason Wynn, Esq.
June 13, 2007

may not be “diversified. ” As such, how can both types be “comparable” to Florida Rock? Please disclose any other attributes that make the chosen companies comparable to Florida Rock. If any companies fit the attributes you chose and were not included in the comparables analysis, disclose these and the reason for their exclusion.

In response to the Staff’s comment, additional disclosure has been made. Please see page 37 of the Registration Statement.

16.	Please provide pro forma reserve information that presents the estimated aggregates reserve life data by company and in total, with a breakdown by geographical region, similar to that provided on page G-7 for Vulcan. Refer to the requirement to provide pro forma reserve information as contemplated by Question 6 of SAB Topic 2:D.

     In response to the Staff’s comment, the following additional disclosure regarding pro forma reserve information that presents the estimated aggregates reserve life data by company and in total, with a breakdown by geographical region, will be made by amendment to the Registration Statement. We also note the requested information is prepared by Vulcan and Florida Rock on an annual basis as of each company’s fiscal year end. Therefore, the information provided combines Vulcan’s historical data as of December 31, 2006 and Florida Rock’s historical data as of September 30, 2006.

HOLDCO UNAUDITED PRO FORMA COMBINED RESERVES DATA

The table below presents pro forma combined estimated aggregates reserve life data based upon Vulcan’s historical reserve data as of December 31, 2006 and Florida Rock’s historical reserve data as of September 30, 2006. The aggregates reserve life data is presented by Vulcan’s historical regional divisions, with the exception of Florida Rock’s aggregates facilities in the state of Florida, which are presented as another regional division. Florida Rock’s aggregates facilities outside the state of Florida have been grouped with the appropriate Vulcan historical regional division, and Vulcan’s aggregates facilities inside the state of Florida have been grouped in the Florida division.

	Estimated Years of Life (1)

	Vulcan	Florida Rock	Pro Forma
	Historical	Historical	Combined

By Region:
Mideast	57	16	51
Midsouth	62	41	61
Midwest	42		42
Southeast	45	46	45
Southern and Gulf Coast	41	90	43
Southwest	43		43
Western	18		18
Florida	9	25	23
Total	44	31	42

(1) Estimated years of life of aggregates reserves are based on an average, by regional division, of a combination of actual annual production over the most recent three-year period and budgeted production for the 2007 fiscal year. The total pro forma combined estimated years of life is based on an average annual production of 302 million tons.

17.	We note your disclosure that “For purposes of these unaudited pro forma condensed combined financial statements, we have assumed that Vulcan’s common stock price is

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$113.97, which represents the average of the closing share prices, adjusted for dividends, for Vulcan’s common stock during the four trading days from February 15, 2007 through February 21, 2007, centered on the day the transaction was announced.” Please confirm whether or not the share price was set at the transaction date of the merger agreement or otherwise advise. Refer to SFAS 141, paragraphs 22 and B98.

Under the terms of the merger agreement, the number of shares and other consideration was set as of the date the acquisition was agreed to and announced. Pursuant to SFAS 141, paragraph 22, the share price of $113.97 was based upon the market price for a reasonable period before and after the date that the terms of the acquisition were agreed to and announced. EITF 99-12 provides that when the number of the acquirer’s shares or amount of other consideration is not subject to change pursuant to the existing terms of the acquisition agreement, “the reasonable period of time referred to is intended to be very short, such as a few days before and after the acquisition is agreed to and announced.” In correspondence to the FASB staff dated August 16, 2001, then SEC Chief Accountant Lynn Turner stated that “the staff will continue to presume that ‘reasonable period before and after’ should be interpreted to require that registrants use a period of time beginning two days before and ending two days after the date that the terms of the acquisition are agreed to and announced in determining the fair value of the securities issued to effect the business combination.” The merger transaction was announced on Monday, February 19, 2007, which was a holiday for the NYSE. The share price was based on the average of the closing share prices, adjusted for dividends, on the two trading days immediately preceding the announcement date (February 15, 2007 and February 16, 2007) and the two trading days immediately following the announcement date (February 20, 2007 and February 21, 2007).

18.	Please update your pro forma balance sheet to present the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01 of Regulation S-X as contemplated by Rule 11-02(c)(1) of Regulation S-X.

     In response to the Staff’s comment, the pro forma financials have been updated to present the balance sheet as of March 31, 2007, the most recent period for which a consolidated balance sheet is required by Rule 3-01 of Regulation S-X as contemplated by Rule 11-02(c)(1) of Regulation S-X.

19.	Please update your pro forma statement of earnings to present the most recent fiscal year and the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required as contemplated by Rule 11-02(c)(2)(i) of Regulation S-X.

     In response to the Staff’s comment, the pro forma financials have been updated to include a statement of earnings as of March 31, 2007, the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required as contemplated by Rule 11-02(c)(2)(i) of Regulation S-X.

20.	We note your disclosure in footnotes 3(a) and 3(h) that you are recording tax benefits associated with stock options and tax effects associated with fair value adjustments. Please confirm, if true, that the tax rate you used represents the statutory rate in effect during the periods for which pro forma information is presented or otherwise advise.

     We confirm that the tax rate used represents the statutory rate in effect during the periods for which pro forma information is presented.

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21.	We note from your disclosure in footnote 3(g) that you anticipate arranging approximately $4 billion of new financing in connection with the mergers and that you have assumed approximately $3.3 billion for purposes of these pro forma statements. Please expand your disclosure to explain why you assume only $3.3 billion for pro forma presentation.

     In response to the Staff’s comment, footnote 3(g) has been expanded.

22.	Your disclosure in footnote 3(1) indicates that the adjustment also “includes eliminating the effects of increases to the LIFO reserve, which results in a decrease to cost of goods sold of $2.6 million.” Please provide more informative disclosure to explain the nature of this adjustment and tell us why you believe this adjustment is directly attributable to the transaction, expected to have a continuing impact on the registrant, and factually supportable under Rule 11-02(b)(6) of Regulation S-X.

     The adjustment related to the effects of eliminating the increase to the LIFO reserve has been removed from the unaudited pro forma condensed combined statement of earnings due to the fact that it is not considered to have a continuing impact on the registrant.

23.	We note your adjustment described in footnote 3(m) to “eliminate gains on sales of real estate as a result of the adjustment on such property to fair value as of the date of acquisition.” Please tell us why you believe this adjustment is directly attributable to the transaction, expected to have a continuing impact on the registrant, and factually supportable under Rule 11-02(b)(6) of Regulation S-X.

     The adjustment related to the effect of eliminating gains on sales of real estate has been removed from the unaudited pro forma condensed combined statement of earnings due to the fact that it is not considered to have a continuing impact on the registrant.

24.	We note your disclosure that “the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that may be equally important do not exist.” Please note that your disclosure should include a discussion of all material differences between the rights of Florida Rock stockholders and Holdco stockholders. Revise your disclosure accordingly. Refer to Item 4 of Form S-4.

In response to the Staff’s comment, we have deleted the disclosure that “the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that may be equally important do not exist” and have made additional disclosure. Please see pages 86-97 of the Registration Statement.

Form 10-K

25.	We note your disclosure here and on page 66 that you have not accrued any amounts related to the compensatory damages verdict in the city of Modesto claim because you believe your “share of the compensatory damages after setoffs from other settlements will not be material to [y]our consolidated financial statements.” Please tell us what setoffs you

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are referencing and confirm, if true, that you have the legal right of setoff or otherwise advise.

The jury awarded a total of $3.1 million in compensatory damages against six defendants, including Vulcan. Under California law, defendants are entitled to a setoff against compensatory damages equal to any settlements received by the plaintiff related to the matters at trial. Prior to and during the trial, other defendants settled with the plaintiffs for a total amount in excess of $13.0 million. Of the $13.0+ in settlements, $3.0 million related specifically to the sites included in this stage of the trial, another $7.0 million is not site specific, and the remainder related to sites not included in this stage of the trial. In our opinion, based in part on the advice of outside legal counsel, the entire $3.0 million related specifically to the sites included in this stage of the trial and a portion of the $7.0 million non-site-specific settlements will be used to offset the $3.1 million in compensatory damages awarded, resulting in minimal or no amount recoverable by the plaintiff.

26.	We note your adjustments within operating activities for the increase/decrease in assets and liabilities before initial effects of business acquisitions and dispositions. Please tell us how your presentation considers the adjustments to reconcile net earnings to net cash provided by operating activities for the effects of your business subsequent to your acquisitions and dispositions.

     The line items for changes in assets and liabilities before the initial effects of business acquisitions and dispositions are intended to clarify that assets and liabilities may have increased (acquisition) or decreased (disposition) on the face of our comparative balance sheet, but any increase or decrease attributable to the acquisition of a business (as defined in SFAS 144) or disposition of a component of an entity (as defined in SFAS 144) is excluded from these line items on the statement of cash flows. Increases or decreases in assets and liabilities attributable to the initial acquisition of a business or disposition of a component of an entity are reflected in the investing section of the statement of cash flows pursuant to SFAS 95. Changes in assets and liabilities subsequent to the initial effects of an acquisition are included in the operating section of the statement of cash flows.

27.	We note your disclosure that “Certain large-scale projects, such as an opening to underground quarrying or a large overburden removal project for a new pit that uncover multiple years of reserves at normal production rates, may be subject to capitalization.” Please expand your disclosure to explain the nature of these costs and identify the criteria that must be met for capitalization. Please reference the specific guidance that supports your accounting methodology.

     We propose to modify our disclosure regarding the capitalization of quarrying costs in future filings of our Annual Report on Form 10-K as follows:

We periodically incur costs to remove overburden and other waste materials in order to gain access to reserves, generally referred to as “stripping costs.” Stripping costs incurred during the development stage of a quarry—for example, opening an underground quarry or a new pit—are subject to capitalization if such costs represent over 10% of the estimated annual revenues attributable to the individual site, exceed $500,000 and the project uncovers multiple years of reserves. If capitalized, these costs are amortized over the estimated life of the uncovered reserves based on a convention of 3, 8 or 10 years. Capitalized quarrying costs are reflected in

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the accompanying Consolidated Balance Sheets within the total for other assets. Capitalized quarrying costs at December 31 are as follows: 2006 – $5,633,000; 2005 – $7,232,000; and 2004 – $2,113,000. Capitalized quarrying costs at December 31, 2006 relate to five aggregates sites.

Stripping costs incurred during the production stage of a quarry are considered a cost of current production and, therefore, as a component of the cost of any inventory extracted from the quarry and held at period end. Pursuant to Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” the production stage of a quarry begins during the period in which the cumulative saleable material extracted exceeds a de minimis amount.

     The capitalization of pre-production stripping costs is standard in the mining industry. The Task Force expanded the scope of EITF 04-6 in its September 2004 meeting to include both preproduction and production stage stripping costs, but then later restricted its scope to production stage stripping costs only. Although the consensus in EITF 04-6 does not specifically address pre-production stripping costs, the Task Force acknowledged in its deliberations leading to the consensus that “during the development of a mine (before production begins) it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine.” In its November 2004 meeting, the Task Force stated that “an enterprise should specifically attribute stripping costs to reserves that directly benefit from the stripping activities.” This guidance supports our policy to capitalize pre-production stripping costs when certain conditions are met.

28.	Please tell us and expand your disclosure to explain the facts and circumstances surrounding the significant revisions to your asset retirement obligation during the periods presented.

     We recorded revisions to our asset retirement obligations (AROs) of $19.3 million during 2006 and $18.7 million during 2005. Approximately half of the total revisions during 2006 and 2005 related to one aggregates production facility located in California which operates under a mineral lease containing, among other requirements, certain compaction and soil standards as part of the reclamation conditions. The upward revisions at this site resulted from a variety of circumstances described below.

     During 2005, this facility experienced heavy rainfall (22 inches versus normal rainfall of 9 inches) that flooded the in-progress compaction areas and pit areas. In addition, the moisture level of materials extracted were approximately 20% higher than predicted in the original cost estimate. Costs to extract water, dry materials, re-compact all affected areas and haul away certain materials with high moisture resulted in an upward revision to the related ARO of approximately $3.7 million during 2005.

     During 2005, material known as “brown dirt” was identified throughout excavated areas. Brown dirt contains low concentrations of hydrocarbons, including petroleum hydrocarbons and the related constituent benzene. We have performed chemical testing of these materials and, based on internal assessment, reports from outside consultants and external legal counsel, we concluded that the level of hydrocarbon and benzene in these materials is not at a level required by any local, state or federal governmental agencies to be remediated. Although the lease terms only require the removal of hazardous substances that exceed applicable law, and no environmental laws or regulations require the brown dirt and contaminated soil to be remediated or removed, there is a possibility that using these

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materials for compaction could create an impediment to the landlord’s objective to develop the property for residential use. We have chosen to proactively protect ourselves from a possible damage claim initiated by the lessor if these materials remained on site and later violated the lease contract, since failure to remove the materials could give rise to a damage claim under the indemnity provisions of the lease. Thus in 2005, the reclamation plan was modified to include examining all dirt at the site, isolating all brown dirt and contaminated soils and disposing of such materials off site. At such time, we added the estimated costs for identifying, handling and hauling these materials to our ARO. Estimated costs related to examining, handling and hauling brown dirt resulted in an upward revision to the related ARO of approximately $4.2 million during 2005.

     Also during 2005, we reached an agreement with the lessor to leave approximately 2.4 million cubic yards of compacted materials on site at the end of the lease term. This resulted in an upward revision to the related ARO of approximately $2.8 million during 2005.

     Net upward revisions at this particular site during 2005 amounted to approximately $11.1 million and accounted for approximately 59% of the total revisions.

     During 2006, the quantity of brown dirt discovered was higher than estimated, and the estimated costs related to examining, handling and hauling such material resulted in an upward revision to the related ARO of approximately $1.1 million. Wet conditions beyond norm were also encountered that required unanticipated pumping and drainage work, which resulted in an upward revision to the related ARO of approximately $1.0 million. Delays in executing an amended lease resulted in delays in performing our reclamation plan, which called for the relocation or demolition of certain structures and improvements at the site. These delays caused inefficiencies related to double handling and stockpiling materials that were not anticipated in previous cost estimates, and resulted in an upward revision to the related ARO of approximately $3.5 million. Also during 2006, earthwork analysis indicated that additional materials were required to be excavated, handled, stockpiled and compacted, which resulted in an upward revision to the related ARO of approximately $5.0 million.

     Net upward revisions at this particular site during 2006 amounted to approximately $10.3 million and accounted for approximately 53% of the total revisions.

     Other upward revisions during 2005 primarily related to changes in cost estimates, settlement dates or both at fourteen other sites. These changes resulted in 11 upward adjustments and 3 downward adjustments, which netted to an upward revision of approximately $5.0 million.

     Other upward revisions during 2006 primarily related to changes in estimated settlement dates at approximately thirty sites (approximately $5.0 million) and revisions to cost estimates at certain sites that have reached their settlement date and where final reclamation activities are in progress (approximately $1.0 million).

     We propose to add disclosure regarding significant revisions to our asset retirement obligations in future filings of our Annual Report on Form 10-K. For our 2007 Annual Report on Form 10-K, we propose to add the following disclosure to describe the upward revisions to our asset retirement obligations during 2005 and 2006:

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Upward revisions to our asset retirement obligations for the years ended December 31, 2006 and 2005 are largely attributable to one aggregates facility located in California, which we operate under a mineral lease. Extremely wet weather conditions in 2005 and 2006, which flooded certain areas at the site, resulted in higher than expected costs to extract water, dry materials, re-compact affected areas and haul away certain materials with high moisture content. During 2005 we identified certain material generated in our extraction process that contained substances that precluded it from being used as fill material. Estimated costs to examine, handle and haul such material resulted in upward revisions to our asset retirement obligations. Delays in executing an amended lease agreement, which resulted in delays in performing our reclamation plan, and changes to the reclamation plan that resulted from ongoing operational logistics, caused inefficiencies related to double handling and stockpiling materials that were not anticipated in previous cost estimates. Altogether, upward revisions to our asset retirement obligations related to this site amounted to approximately $10.3 million during 2006 and $11.1 million during 2005.

Other net upward revisions to our asset retirement obligations during 2006 and 2005 relate primarily to changes in cost estimates and settlement dates at numerous aggregates facilities.

Form 10-Q

29.	Please expand your Shareholders’ equity line item to fully comply with Rule 10-01(a)(2) of Regulation S-X, which allows the condensed interim statements to include only major captions (i.e. numbered captions) prescribed by the applicable sections of Rule 5-02 Regulation S-X. Please note that the numbered captions include Common stock and other stockholders’ equity, including additional paid-in capital, other additional capital, and retained earnings.

     We propose to expand our Shareholders’ equity line item in all future interim filings on Form 10-Q to separate each of the components presented in our latest Annual Report on Form 10-K, which will result in the presentation in our interim reports of all major captions prescribed by the applicable sections of Rule 5-02 of Regulation S-X.

30.	Please indicate within your aggregate production facilities location map, the operating divisions as referenced in you reserves table.

     In response to the Staff’s comment, we are providing this information under separate cover.

31.	Proven and probable reserves are disclosed your Grand Rivers, McCook, and Sactun properties. Please forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC’s Industry Guide 7. This includes:

	•	Property and geologic maps

	•	Description of your sampling and assaying procedures

Jason Wynn, Esq. June 13, 2007 Page 14

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoffs used for each category of reserve and resource

•	Justifications for the drill hole spacing used at various classification levels

•	A detailed description of your procedures for estimating “reserves”

•	Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

     We will provide under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act information that establishes the legal, technical and economic feasibility of the materials designated as reserves at the locations specified. Such information will be provided on a CD, formatted as Adobe PDF files. In accordance with Rule 12b-4 and Rule 418, legal counsel for Vulcan will request that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, legal counsel for Vulcan also will request confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83. For technical questions regarding reserves, please call Steve Barberio, Director Geological Services, at 205-298-3214.

* * * * * *

     Should you require further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1393.

Sincerely,

/s/ Igor Kirman Igor Kirman Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Tel: (212) 403-1393 Fax: (212) 403-2393